Press Release

Ahold announces
sale of two
U.S. distribution
facilities

Amsterdam, The Netherlands, January 23, 2006 - Ahold today announced the sale of two distribution facilities in the United States belonging to its wholly-owned subsidiaries Stop & Shop and Giant-Landover. An affiliate of Pennsylvania-based Preferred Real Estate Investments is buying the facilities in a combined real estate transaction, the value of which amounts to approximately USD 90 million.

As announced in May 2005, Giant-Landover is selling its current Landover, Maryland distribution facility property and offices and expects to relocate its regional headquarters to a site in close proximity.

Stop & Shop intends to close its North Haven, Connecticut distribution facility by mid-2006 as part of steps to improve the efficiency of its New England distribution network and deliver improved customer value. The distribution of goods currently handled in that facility will be shifted to Stop & Shop's distribution center in Freetown, Massachusetts and to a third-party supplier.

The North Haven closure will result in the loss of approximately 850 jobs, although staffing at the Freetown facility will increase to take on the additional work.

Ahold Press Office: +31 (0)20 509 5343

Forward-Looking Statements Notice

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements expectations that Giant-Landover will relocate its regional headquarters and the location thereof; the plans of Stop & Shop to close a distribution facility and the timing thereof; the expected improved efficiency and delivery of customer value; plans to shift the distribution of goods handled by the facility to another distribution facility and to a third party supplier; expectations as to the number of jobs that will be lost; and plans to increase staffing at the distribution center in Freetown, Massachusetts. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely and such factors include, but are not limited to, the ability of Stop & Shop and Giant-Landover's management to implement and complete successfully their plans or delays or additional costs encountered in connection with their implementation, the effect of general economic conditions and competition, increases in or changes in competition in the markets in which Giant-Landover operates, the ability to reach an agreement acceptable to Giant-Landover, actions of courts, law enforcement agencies, government agencies, unions and other third-parties, the efficiencies generated by these plans being less than or different from those anticipated, and other factors some of which are discussed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. None of Ahold, Stop & Shop or Giant-Landover undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
                                                                         2006004

Ahold [Graphic Omitted]

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